CHINA FORESTRY INDUSTRY GROUP, INC. Jun Yue Hua Ting, Building A 3rd Floor, Unit -1 #58 Xin Hua Road Guiyang, Guizhou Province 550002 People’s Republic of China

February 28, 2011

By EDGAR Transmission

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Forestry Industry Group, Inc. (f/k/a Phoenix Energy Resource Corporation)
Amendment No. 2 to Form 8-K filed January 11, 2011 (File No. 000-52843)

Dear Mr. Spirgel:

On behalf of China Forestry Industry Group, Inc. (f/k/a Phoenix Energy Resource Corporation) (the “Company”), we respectfully request an extension of the Company's time to respond to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission, set forth in the Staff’s letter, dated February 11, 2011, with respect to Amendment No. 2 to the Company’s current report on Form 8-K filed on January 11, 2011.

The Company was unable to respond within the prescribed time period due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff. Accordingly, the Company is requesting leave to file a response to the Staff’s comments on or before March 11, 2011.

If you would like to discuss this request for extension or any other matters, please contact Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our U.S. securities counsel at (202) 663-8233.

Very truly yours,

CHINA FORESTRY INDUSTRY GROUP, INC.

By: /s/ Yulu Bai
Name: Yulu Bai
Title: Chief Executive Officer

cc:	Joseph R. Tiano, Esq. Dawn M. Bernd-Schulz, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W.